Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

September 10, 2013	TSX: TMM, NYSE.MKT: TGD

NEWS RELEASE

Timmins Gold announces the resignation of a Director

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE.MKT:TGD) (the “Company”) announces that Keith Peck has resigned as a director of the Company. The Company would like to thank Mr. Peck for his contributions to the success of the Company.

On behalf of the Board:	For further information:

Bruce Bragagnolo, LLB	Alex P. Tsakumis
Chief Executive Officer	Vice President, Corporate Development
604-638-8980	604-638-8976
bruce@timminsgold.com	alex@timminsgold.com

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